SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

DETAILED FINAL VOTING MAP

EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON APRIL 30, 2020, AT 10:00 a.m.

São Paulo, May 12, 2020 - GAFISA S.A. (B3: GFSA3; OTC: GFASY) (“Gafisa” or “Company”), pursuant to CVM Instruction No. 481/09, makes available below, its summary final voting map:

São Paulo, May 12, 2020.

GAFISA S.A

Ian Andrade

Chief Financial and Investor Relations Officer

		ITEM 1			ITEM 2			ITEM 3
CNPJ/CPF	# SHARES	APPROVE	REJECT	ABSTAIN	APPROVE	REJECT	ABSTAIN	APPROVE	REJECT	ABSTAIN
35510	800	800	-	-	800	-	-	800	-	-
08579	258,841	258,841	-	-	258,841	-	-	258,841	-	-
10438	45,973	45,973	-	-	45,973	-	-	45,973	-	-
21779	43,379	43,379	-	-	43,379	-	-	43,379	-	-
97539	115,515	115,515	-	-	115,515	-	-	115,515	-	-
05723	5,276,758	1,376,210	19,194	3,881,354	1,377,400	18,934	3,880,424	1,376,350	18,832	3,881,576
07506	45,266	45,266	-	-	45,266	-	-	45,266	-	-
07884	200,811	200,811	-	-	200,811	-	-	200,811	-	-
07869	64,370	64,370	-	-	64,370	-	-	64,370	-	-
07496	189,388	189,388	-	-	189,388	-	-	189,388	-	-
29315	31,521,053	-	-	31,521,053	-	-	31,521,053	-	-	31,521,053
07140	20,652	20,652	-	-	20,652	-	-	20,652	-	-
19431	803,999	803,999	-	-	803,999	-	-	803,999	-	-
11026	260,200	260,200	-	-	260,200	-	-	260,200	-	-
30918	34,800	34,800	-	-	34,800	-	-	34,800	-	-
97540	306,100	306,100	-	-	306,100	-	-	306,100	-	-
31890	39,367	39,367	-	-	39,367	-	-	39,367	-	-
15568	35,741	35,741	-	-	35,741	-	-	35,741	-	-
19874	50,532	50,532	-	-	50,532	-	-	50,532	-	-
19874	29,251	29,251	-	-	29,251	-	-	29,251	-	-
07790	262,889	262,889	-	-	262,889	-	-	262,889	-	-
05479	20,920	20,920	-	-	20,920	-	-	20,920	-	-
33289	680,000	-	-	680,000	-	-	680,000	-	-	680,000
08825	29,000	29,000	-	-	29,000	-	-	29,000	-	-
24987	1,184,239	1,184,239	-	-	1,184,239	-	-	1,184,239	-	-
31963	1,185,000	1,185,000	-	-	1,185,000	-	-	1,185,000	-	-
30594	133,373	133,373	-	-	133,373	-	-	133,373	-	-
25191	186,181	186,181	-	-	186,181	-	-	186,181	-	-
17834	574,162	574,162	-	-	574,162	-	-	574,162	-	-
08390	12,314	12,314	-	-	12,314	-	-	12,314	-	-
09349	131,329	131,329	-	-	131,329	-	-	131,329	-	-
97540	12,021	12,021	-	-	12,021	-	-	12,021	-	-
07208	15,357	15,357	-	-	15,357	-	-	15,357	-	-
05840	465,060	465,060	-	-	465,060	-	-	465,060	-	-
11503	135,322	135,322	-	-	135,322	-	-	135,322	-	-
27737	334,227	334,227	-	-	334,227	-	-	334,227	-	-
12518	2,502,001	2,502,001	-	-	2,502,001	-	-	2,502,001	-	-
14265	398,248	398,248	-	-	398,248	-	-	398,248	-	-

		ITEM 4			ITEM 5			ITEM 6
CNPJ/CPF	# SHARES	APPROVE	REJECT	ABSTAIN	APPROVE	REJECT	ABSTAIN	APPROVE	REJECT	ABSTAIN
35510	800	800	-	-	800	-	-	800	-	-
08579	258,841	258,841	-	-	258,841	-	-	258,841	-	-
10438	45,973	45,973	-	-	45,973	-	-	45,973	-	-
21779	43,379	43,379	-	-	43,379	-	-	43,379	-	-
97539	115,515	115,515	-	-	115,515	-	-	115,515	-	-
05723	5,276,758	1,229,016	161,686	3,886,056	1,379,812	8,552	3,888,394	1,387,662	8,878	3,880,218
07506	45,266	45,266	-	-	45,266	-	-	45,266	-	-
07884	200,811	200,811	-	-	200,811	-	-	200,811	-	-
07869	64,370	64,370	-	-	64,370	-	-	64,370	-	-
07496	189,388	189,388	-	-	189,388	-	-	189,388	-	-
29315	31,521,053	-	-	31,521,053	-	-	31,521,053	-	-	31,521,053
07140	20,652	20,652	-	-	20,652	-	-	20,652	-	-
19431	803,999	803,999	-	-	803,999	-	-	803,999	-	-
11026	260,200	260,200	-	-	260,200	-	-	260,200	-	-
30918	34,800	34,800	-	-	34,800	-	-	34,800	-	-
97540	306,100	306,100	-	-	306,100	-	-	306,100	-	-
31890	39,367	39,367	-	-	39,367	-	-	39,367	-	-
15568	35,741	35,741	-	-	35,741	-	-	35,741	-	-
19874	50,532	50,532	-	-	50,532	-	-	50,532	-	-
19874	29,251	29,251	-	-	29,251	-	-	29,251	-	-
07790	262,889	262,889	-	-	262,889	-	-	262,889	-	-
05479	20,920	20,920	-	-	20,920	-	-	20,920	-	-
33289	680,000	-	-	680,000	-	-	680,000	-	-	680,000
08825	29,000	29,000	-	-	29,000	-	-	29,000	-	-
24987	1,184,239	1,184,239	-	-	1,184,239	-	-	1,184,239	-	-
31963	1,185,000	1,185,000	-	-	1,185,000	-	-	1,185,000	-	-
30594	133,373	133,373	-	-	133,373	-	-	133,373	-	-
25191	186,181	186,181	-	-	186,181	-	-	186,181	-	-
17834	574,162	574,162	-	-	574,162	-	-	574,162	-	-
08390	12,314	12,314	-	-	12,314	-	-	12,314	-	-
09349	131,329	131,329	-	-	131,329	-	-	131,329	-	-
97540	12,021	12,021	-	-	12,021	-	-	12,021	-	-
07208	15,357	15,357	-	-	15,357	-	-	15,357	-	-
05840	465,060	465,060	-	-	465,060	-	-	465,060	-	-
11503	135,322	135,322	-	-	135,322	-	-	135,322	-	-
27737	334,227	334,227	-	-	334,227	-	-	334,227	-	-
12518	2,502,001	2,502,001	-	-	2,502,001	-	-	2,502,001	-	-
14265	398,248	398,248	-	-	398,248	-	-	398,248	-	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 13, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer